SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. __

Under the Securities Exchange Act of 1934

First Capital Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

319438107
(CUSIP Number)

Kenneth R. Lehman
1408 North Abingdon Street
Arlington, Virginia
(703) 812-5230
(Name, address and telephone number of person
authorized to receive notices and communications)

May 11, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319438107	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth R. Lehman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	FOR SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,869,075
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,869,075
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,303,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 319438107	Page 3 of 4 Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 (the “Common Stock”) of First Capital Bancorp, Inc. (the “Company”). The Company’s principal executive offices are located at 4222 Cox Road, Suite 200, Glen Allen, VA  23060.

Item 2.  Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the “Reporting Person”).

(b)           The address of the Reporting Person is 1408 North Abingdon Street, Arlington, Virginia.

(c)           The Reporting Person is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock identified herein is $9,738,150.  The shares of Common Stock were purchased by the Reporting Person with personal cash funds. All or part of the shares of Common Stock owned by the Reporting Person may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Person.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the shares of Common Stock reported herein for investment.  From time to time the Reporting Persons may purchase additional shares of Common Stock, and may dispose of any or all of the shares of Common Stock at any time. The Reporting Person intends to engage in discussions with management regarding the Company’s financial condition, results of operations, and business strategies.

No changes are contemplated in the Company’s Board of Directors or senior executive officers.  Individual members of the Company’s Board of Directors have expressed an interest in having the Reporting Person join the Board of Directors, but as of the date hereof the Applicant has neither requested a board seat nor agreed to serve should one be offered.

Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;  (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;  (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;  (e) any material change in the present capitalization or dividend policy of the issuer;  (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above.

CUSIP No. 319438107	Page 4 of 4 Pages

The Reporting Person is likely from time to time to review or reconsider his intention in holding and/or acquiring shares of the issuer’s Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 7,303,613; consisting of 4,869,075 shares of Common Stock and warrants to purchase 2,434,538 shares of Common Stock for an exercise price of $2.00 per share, which, assuming all such warrants are exercised, represent 51.0% of the Issuer’s outstanding shares of Common Stock (based on 11,884,684 outstanding shares as of the date hereof).

(b)	The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c)
All shares of Common Stock beneficially owned by the Reporting Person were acquired in a stock offering that closed on May 11, 2012.  In the offering the Reporting Person acquired 4,869,075 Units for $2.00 per Unit, each Unit consisting of one share of Common Stock and a warrant to purchase one half of a share of Common Stock for $2.00 per whole share.

(d)	No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 19, 2012, the Reporting Person entered into a Standby Purchase Agreement with the Company, and on May 11, 2012, the Reporting Person entered into a Registration Rights Agreement and a Standstill Agreement.  Other than in connection with these agreements, which are filed as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1:  Standby Purchase Agreement dated as of January 19, 2012 between First Capital Bancorp, Inc. and Kenneth R. Lehman (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 19, 2012).

Exhibit 2:  Standstill Agreement dated as of May 11, 2012 between First Capital Bancorp, Inc. and Kenneth R. Lehman (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on May 16, 2012).

Exhibit 3:  Registration Rights Agreement dated as of May 11, 2012 between First Capital Bancorp, Inc. and Kenneth R. Lehman (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on May 16, 2012).

CUSIP No. 319438107	Page 5 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 19, 2012

/s/ Kenneth R. Lehman
Kenneth R. Lehman